SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 20)*

GFI Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

361652 20 9

(CUSIP Number)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons. BGC Partners, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,378,936 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,378,936 (1)
11	Aggregate amount beneficially owned by each reporting person 114,378,936 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 67.0%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 114,378,936 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 67.0% beneficial ownership is based on 170,769,998 shares of common stock outstanding as of April 28, 2015, as reported by Broadridge Corporate Issuer Solutions, Inc., transfer agent to GFI Group Inc.

1	Names of reporting persons. BGC Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,378,936 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,378,936 (1)
11	Aggregate amount beneficially owned by each reporting person 114,378,936 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 67.0%(1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 114,378,936 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 67.0% beneficial ownership is based on 170,769,998 shares of common stock outstanding as of April 28, 2015, as reported by Broadridge Corporate Issuer Solutions, Inc., transfer agent to GFI Group Inc.

1	Names of reporting persons. BGC Holdings, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,378,936 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,378,936 (1)
11	Aggregate amount beneficially owned by each reporting person 114,378,936 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 67.0%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 114,378,936 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 67.0% beneficial ownership is based on 170,769,998 shares of common stock outstanding as of April 28, 2015, as reported by Broadridge Corporate Issuer Solutions, Inc., transfer agent to GFI Group Inc.

1	Names of reporting persons. BGC GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,378,936 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,378,936 (1)
11	Aggregate amount beneficially owned by each reporting person 114,378,936 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 67.0%(1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 114,378,936 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 67.0% beneficial ownership is based on 170,769,998 shares of common stock outstanding as of April 28, 2015, as reported by Broadridge Corporate Issuer Solutions, Inc., transfer agent to GFI Group Inc.

1	Names of reporting persons. BGC Partners, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,378,936 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,378,936 (1)
11	Aggregate amount beneficially owned by each reporting person 114,378,936 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 67.0%(1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 114,378,936 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 67.0% beneficial ownership is based on 170,769,998 shares of common stock outstanding as of April 28, 2015, as reported by Broadridge Corporate Issuer Solutions, Inc., transfer agent to GFI Group Inc.

1	Names of reporting persons. Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,378,936 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,378,936 (1)
11	Aggregate amount beneficially owned by each reporting person 114,378,936 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 67.0%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 114,378,936 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 67.0% beneficial ownership is based on 170,769,998 shares of common stock outstanding as of April 28, 2015, as reported by Broadridge Corporate Issuer Solutions, Inc., transfer agent to GFI Group Inc.

1	Names of reporting persons. CF Group Management, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,378,936 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,378,936 (1)
11	Aggregate amount beneficially owned by each reporting person 114,378,936 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 67.0%(1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 114,378,936 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 67.0% beneficial ownership is based on 170,769,998 shares of common stock outstanding as of April 28, 2015, as reported by Broadridge Corporate Issuer Solutions, Inc., transfer agent to GFI Group Inc.

1	Names of reporting persons. Howard W. Lutnick
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 114,378,936 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 114,378,936 (1)
11	Aggregate amount beneficially owned by each reporting person 114,378,936 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 67.0%(1)(2)
14	Type of reporting person* IN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 114,378,936 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 67.0% beneficial ownership is based on 170,769,998 shares of common stock outstanding as of April 28, 2015, as reported by Broadridge Corporate Issuer Solutions, Inc., transfer agent to GFI Group Inc.

This Amendment No. 20 (this “Amendment”) amends the Schedule 13D, dated September 3, 2014 (the “Original 13D”), filed by BGC Partners, L.P., a Delaware limited partnership; BGC Holdings, LLC, a Delaware limited liability company; BGC Holdings, L.P., a Delaware limited partnership; BGC GP, LLC, a Delaware limited liability company; BGC Partners, Inc., a Delaware corporation (collectively with BGC Partners, L.P., BGC Holdings, LLC, BGC Holdings, L.P. and BGC GP, LLC, the “BGC Entities”); Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”); CF Group Management, Inc., a New York corporation (“CFGM”); and Howard W. Lutnick (collectively with the BGC Entities, CFLP and CFGM, the “Reporting Persons” and each, a “Reporting Person”).

Except as set forth in this Amendment, the Original 13D is unmodified.

Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 of this Amendment to Schedule 13D is incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF THE TRANSACTION

The information contained in Item 4 of the Original 13D is hereby amended and supplemented by adding the following information:

On April 28, 2015, BGC Partners, L.P. purchased from GFI 43,029,260 shares of GFI common stock at that date’s closing price of $5.81 per share, for an aggregate purchase price of $250 million. The purchase price was paid to GFI in the form of a note due on June 19, 2018 that bears an interest rate of LIBOR plus 200 basis points. Following GFI’s issuance of the 43,029,260 shares, BGC Partners, L.P. owns approximately 67.0 percent of GFI’s outstanding common stock. The 43,029,260 shares were purchased in a transaction exempt from the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof. The issuance will facilitate control by BGC over the timing and process for the completion of the Back-End Merger pursuant to the Tender Offer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information is provided as of April 28, 2015:

BGC Partners, L.P. is the beneficial owner of, and has shared voting and dispositive power with respect to, 114,378,936 Shares owned of record by it.

Each of BGC Holdings, LLC, BGC Holdings, L.P., BGC GP, LLC and BGC Partners, Inc. is the beneficial owner of, and has shared voting and dispositive power with respect to, 114,378,936 Shares owned of record by BGC Partners, L.P.

Cantor Fitzgerald & Co. is the beneficial owner of, and has shared voting and dispositive power with respect to, 45,000 Shares owned of record by it. CFLP controls Cantor Fitzgerald & Co. as the holder of all of the partnership interests of CFLP CF&Co Holdings, LLC, which in turn is the general partner of CFLP CF&CO I Holdings, L.P., which in turn is the managing general partner of Cantor Fitzgerald & Co.

Each of CFLP, CFGM and Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 114,423,936 Shares, of which 114,378,936 Shares are owned of record by BGC Partners, L.P. and 45,000 Shares are owned of record by Cantor Fitzgerald & Co.

Except as described in this Item 5, no person listed in Item 2 of this Statement is a beneficial owner of any Shares.

(a) Number of Shares and percent of Common Stock beneficially owned as of April 28, 2015 by the Reporting Person. Other than as set forth below, no person on Schedule A is the beneficial owner of any Shares.

Number of Shares of Common Stock:
BGC Partners, L.P.	114,378,936
BGC Holdings, LLC	114,378,936
BGC Holdings, L.P.	114,378,936
BGC GP, LLC	114,378,936
BGC Partners, Inc.	114,378,936
CFLP	114,423,936
CFGM	114,423,936
Mr. Lutnick	114,423,936

Percent of Common Stock (based on 170,769,998 Shares reported outstanding as of April 28, 2015 (as reported by Broadridge Corporate Issuer Solutions, transfer agent to GFI Group Inc.)
BGC Partners, L.P.	67.0%
BGC Holdings, LLC	67.0%
BGC Holdings, L.P.	67.0%
BGC GP, LLC	67.0%
BGC Partners, Inc.	67.0%
CFLP	67.0%
CFGM	67.0%
Mr. Lutnick	67.0%

(b)	Number of Shares and percent of Common Stock beneficially owned as of April 28, 2015 as to which the Reporting Person have:

(i) sole power to vote or direct the vote:

Person	Number of Shares
BGC Partners, L.P.	0
BGC Holdings, LLC	0
BGC Holdings, L.P.	0
BGC GP, LLC	0
BGC Partners, Inc.	0
CFLP	0
CFGM	0
Mr. Lutnick	0

(ii) shared power to vote or direct the vote:

BGC Partners, L.P.	114,378,936
BGC Holdings, LLC	114,378,936
BGC Holdings, L.P.	114,378,936
BGC GP, LLC	114,378,936
BGC Partners, Inc.	114,378,936
CFLP	114,423,936
CFGM	114,423,936
Mr. Lutnick	114,423,936

(iii) sole power to dispose or to direct the disposition of:

Person	Number of Shares
BGC Partners, L.P.	0
BGC Holdings, LLC	0
BGC Holdings, L.P.	0
BGC GP, LLC	0
BGC Partners, Inc.	0
CFLP	0
CFGM	0
Mr. Lutnick	0

(iv) shared power to dispose of or to direct the disposition of:

BGC Partners, L.P.	114,378,936
BGC Holdings, LLC	114,378,936
BGC Holdings, L.P.	114,378,936
BGC GP, LLC	114,378,936
BGC Partners, Inc.	114,378,936
CFLP	114,423,936
CFGM	114,423,936
Mr. Lutnick	114,423,936

(c)

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Shares	Price per Share (in $)
BGC Partners, L.P.	4/28/2015	43,029,260	5.81

(d) Not applicable.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The information contained in Item 7 of the Original 13D is hereby amended and supplemented by adding the following information:

Exhibit	Name

8	Promissory Note, dated April 28, 2015, issued by BGC Partners, L.P. to GFI Group Inc. in the aggregate principal amount of $250,000,000 and payable on June 19, 2018 (incorporated by reference to Exhibit 10.1 to BGC Partners, Inc.’s Quarterly Report on Form 10-Q filed on May 11, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2015

BGC PARTNERS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC GP, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC PARTNERS, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and Director

HOWARD W. LUTNICK

/s/ Howard W. Lutnick

[Signature Page to Amendment No. 20 to Schedule 13D]